

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2022

William L. Meaney
Chief Executive Officer
Iron Mountain Inc.
One Federal Street
Boston, Massachusetts 02110

> **Re: Iron Mountain Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2022**
> **File No. 001-13045**

Dear William L. Meaney:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Disclosure Review Program